EXHIBIT 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	December 31,	December 31,	December 31,	December 31,	December 31,
(dollars in millions)	2012	2011	2010	2009	2008
Earnings before income taxes	$8,622	$7,959	$7,383	$5,808	$4,624
Fixed charges	732	594	570	642	718
Total earnings available for fixed charges	$9,354	$8,553	$7,953	$6,450	$5,342

Fixed Charges:
Interest expense	$632	$505	$481	$551	$639
Interest component of rental payments	100	89	89	91	79
Total fixed charges	$732	$594	$570	$642	$718
Ratio of earnings to fixed charges	12.8	14.4	14.0	10.0	7.4

The ratio of earnings to fixed charges is computed by dividing total earnings available for fixed charges by the fixed charges. For purposes of computing this ratio, fixed charges consist of interest expense plus the interest factor in rental expense.